1122 International Blvd., Suite 601
Burlington, Ontario L7L 6Z8
(905) 319-1237
March 9, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Pamela Long

Re:	Waste Services, Inc. Request to Withdraw Registration Statement on Form S-3 File No. 333-155786
Dear Ms. Long:
     In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Waste Services, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced registration statement on Form S—3 (File No. 333—155786) (the “Registration Statement”), including all exhibits thereto, filed on November 28, 2008.
     The Registrant determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.
     Should you have any questions, or require any additional information, please do not hesitate to call Zachary N. Wittenberg of Akin Gump Strauss Hauer & Feld LLP at (202) 887-4000.

Very truly yours, Waste Services, Inc.
By:	/s/ Ivan R. Cairns
Ivan R. Cairns
Executive Vice President, General Counsel and Secretary